UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                              (Amendment No. __)*

                        National Wireless Holdings Inc.

                                (Name of Issuer)

                     Shares of Common Stock, $.01 par value

                         (Title of Class of Securities)
                                   638560102

                                 (CUSIP Number)

                               November 16, 1999

            (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     Rule 13d-1(b)
x    Rule 13d-1(c)
     Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

CUSIP No. 638560102        SCHEDULE 13G

1    Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Laurence S. Zimmerman

2    Check the Appropriate Box if a Member of a Group*
     (a)
     (b)  X

3    SEC Use Only

4    Citizenship or Place of Organization
     United States

Number of Shares Beneficially Owned By Each Reporting Person With

5    Sole Voting Power          44,700/1

6    Shared Voting Power        148,550/2

7    Sole Dispositive Power     44,700/1

8    Shared Dispositive Power   148,550/2

9    Aggregate Amount Beneficially Owned by Each Reporting Person   193,250/1/2

10   Check if the Aggregate Amount in Row (9) Excludes Certain Shares*

11   Percent of Class Represented by Amount in Row (9)                   5.8%/3

12   Type of Reporting Person*                   IN

* SEE INSTRUCTIONS

1/ Includes, in addition to 34,700 shares owned individually by the Reporting Person, 10,000 shares owned by LHC Communications LLC, of which the Reporting Person is the sole member.

2/ Includes (a) 147,550 shares owned by Kimlar Consulting Corp., of which the Reporting Person and his spouse are the sole stockholders and directors and officers; and (b) an aggregate of 1,000 shares of Common Stock owned by the Reporting Person's two minor children.

3/ Calculated on the basis of 3,333,000 shares of Common Stock outstanding, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the period ended July 31, 1999 (filed on September 13, 1999).

Item 1(a).        Name of Issuer:

                  National Wireless Holdings Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  249 Royal Palm Way, Suite 301
                  Palm Beach, Florida  33480

Item 2(a).        Name of Person Filing:

                  Laurence S. Zimmerman

Item 2(b).        Address of Principal Business Office or, if none, Residence:

                  156 West 56th Street, Suite 2001
                  New York, New York  10019

Item 2(c).        Citizenship:  United States

Item 2(d).        Title of Class of Securities:

                  Common Stock, $.01 par value per share

Item 2(e).        CUSIP Number:

                  638560102

Item 3. If this  statement  is filed  pursuant to Rules  13D-1(b) or 13D-2(b) or
(c), check whether the person filing is a:

                  Not applicable.

Item 4.  Ownership:

         (a)      Amount Beneficially Owned:      193,250/1/2

         (b)      Percent of Class:                  5.8%/3

1/ Includes, in addition to 34,700 shares owned individually by the Reporting Person, 10,000 shares owned by LHC Communications LLC, of which the Reporting Person is the sole member.

2/ Includes (a) 147,550 shares owned by Kimlar Consulting Corp., of which the Reporting Person and his spouse are the sole stockholders and directors and officers; and (b) an aggregate of 1,000 shares of Common Stock owned by the Reporting Person's two minor children.

3/ Calculated on the basis of 3,333,000 shares of Common Stock outstanding, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the period ended July 31, 1999 (filed on September 13, 1999).

         (c)      Number of shares as to which the person has:

                 (i)   Sole power to vote or to direct the vote     44,700

                (ii)   Shared power to vote or to direct the vote  148,550

                (iii)  Sole power to vote or to direct the vote    44,7001

                (iv)   Shared power to dispose or to direct
                       the disposition of                         148,5502

Item 5.  Ownership of Five Percent or Less of a Class:

                  Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person:

                  See Notes 1 and 2 to the response to Item 4.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

                  Not applicable.

Item 8.  Identification and Classification of Members of the Group:

                  Not applicable.

Item 9.  Notice of Dissolution of Group:

                  Not applicable.

Item 10(a). The following certification shall be included if the statement is filed pursuant to ss.240.13d-l(b):

                  Not applicable.

1/ Includes, in addition to 34,700 shares owned individually by the Reporting Person, 10,000 shares owned by LHC Communications LLC, of which the Reporting Person is the sole member.

2/ Includes (a) 147,550 shares owned by Kimlar Consulting Corp., of which the Reporting Person and his spouse are the sole stockholders and directors and officers; and (b) an aggregate of 1,000 shares of Common Stock owned by the Reporting Person's two minor children.

Item 10(b). The following certification shall be included if the statement is filed pursuant to ss.240.13d-l(c):

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                      SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 2, 1999

                                                     /s/ Laurence S. Zimmerman
                                                     Laurence S. Zimmerman